EXHIBIT 21

List of Subsidiaries of Registrant
Bio-Bridge Science, Inc.
A Delaware Corporation

Name of Subsidiary	Ownership Percentage	Jurisdiction of Incorporation

Bio-Bridge Science Corporation	100%	Cayman Islands

Bio-Bridge Science (Beijing) Co. Ltd.	100%	People’s Republic of China

Bio-Bridge Science Holding Co. Ltd.	100%	Cayman Islands

Bio-Bridge Science (HK) Co. Ltd.	100%	Hong Kong

Bio-Bridge JRS Biosciences (Beijing) Co. Ltd.	51%	People’s Republic of China